SEC 21001797

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus International Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Bowery
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC CPAs and Advisors, PC
(Name – *if individual, state last, first, middle name*)

340 North Ave East (Address) Cranford (City) NJ (State) 07016 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 17th

Day of February, 2021.

Signature

Vice President

Title

Notary Public

JEN WU TAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TA6397902
Qualified in Queens County
My Commission Expires 09-16-2023

SEC Mail Processing
FEB 22 2021
Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID 8-46418

Financial Statements
December 31, 2020
Together with
Independent Auditor's Report

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ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2020

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MSPC
Certified Public
Accountants and Advisors, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Abacus International Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. as of December 31, 2020, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Abacus International Capital Corp. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abacus International Capital Corp.'s management. Our responsibility is to express an opinion on Abacus International Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abacus International Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of Abacus International Capital Corp.'s financial statements. The supplemental information is the responsibility of Abacus International Capital Corp. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC
MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Abacus International Capital Corp. auditor since 2019.

Cranford, New Jersey
February 18, 2021

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ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

		2020
ASSETS		
Cash and cash equivalents	$	89,055
Deposits with clearing organizations		6,082
Trading securities at fair value		39,822
Prepaid expenses and others assets		10,572
Total assets	$	145,531
LIABILITIES AND STOCKHOLDER's EQUITY		
LIABILITIES:		
Accrued expenses	$	8,500
Deferred tax liability		6,662
Total liabilities		15,162
STOCKHOLDER'S EQUITY:		
Common stock, no par value' 200 shares authorized, issued and outstanding	$	500
Paid-in capital		1,634,375
Accumulated deficit		(1,504,506)
Total stockholder's equity		130,369
Total liabilities and stockholder's equity	$	145,531

The accompanying notes are an integral part of these financial statements.

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ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
REVENUE:		
Interest and Dividends		749
Gain on change in fair value of trading securities		7,692
Total Revenue		**8,441**
EXPENSES:		
Occupancy		19,858
Communication and data processing		2,655
Insurance		13,005
Professional fees		18,175
Regulator Fees and Expenses		2,934
Other operating		1
Total Expenses		**56,627**
Loss Before Income Tax Benefit		(48,186)
Income Tax Benefit		(9,917)
Net Loss	**$**	**(38,269)**

The accompanying notes are an integral part of these financial statements.

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ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE - JANUARY 01, 2020	**$ 500**	**$ 1,634,375**	**$ (1,466,237)**	**$ 168,638**
Capital contribution	-	-	-	-
Net loss	-	-	(38,269)	(38,269)
BALANCE - DECEMBER 31, 2020	**$ 500**	**$ 1,634,375**	**$ (1,504,506)**	**$ 130,369**

The accompanying notes are an integral part of these financial statements.

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ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss	(38,269)
Adjustments to reconcile net loss to net cash flow from operating activities:	
Gain on change in fair value of investments	(7,692)
Deposits with clearing organizations	(583)
Prepaid expenses and other assets	1,932
Deferred tax liability	1,616
Net cash flow from operating activities	(42,997)
CHANGE IN CASH AND CASH EQUIVALENTS	(42,997)
CASH AND CASH EQUIVALENTS - beginning of year Jan 01, 2020	132,051
CASH AND CASH EQUIVALENTS - end of year Dec 31, 2020	89,055

The accompanying notes are an integral part of these financial statements.

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1. NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2)(i) since it holds no customer accounts and uses other security firms for clearing.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operations for the foreseeable future. Principal conditions or events that may raise doubt about the ability of the entity to continue as a going concern include the fact that the Company has no current customers, has terminated its clearing agreement with Sterne Agee & Leach, Inc. and has historically funded operations through capital contributions from the Parent Company. However, the Company is exploring other possible business opportunities and fully intends to remain as a going concern. Management's plan to alleviate substantial doubt about the ability to continue as a going concern is dependent on continued support from the Parent Company. The Parent Company fully intends to continue to maintain the Company as a going concern and has the ability to support the Company. The Company's ability to meet its obligations as they become due is dependent on the success of management's plans, as described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Brokerage commissions. The Company contemplates buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company would charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2020, the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organizations, receivables and payables, and accrued expenses), except for trading securities, approximate the fair value because of the short maturity of the investments. Trading securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Investment Securities
The Company has an investment account which is recorded at fair value, using market prices, and changes in fair value are recorded in earnings. The account is classified as Trading Securities. Interest and dividends are included in interest income.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax asset or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities reflect future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Related Party Transactions

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays the Company's overhead and administrative costs. This is recorded on the payable to parent line item on the statement of financial condition. A portion of the overhead and administrative cost has been identified as attributed to occupancy expenses. In assessing the nature of this expense and terms of the expense sharing agreement, we have concluded that the arrangement does not meet the definition of a lease under ASC842 lease accounting standard since the Company does not obtain substantially all of the economic benefits from the use of the larger asset (the Company's economic benefit is limited to the portion that is uses) and therefore will not be accounted for under ASC842 lease accounting standard.

The Company participates in a Tax Participation Agreement with Abacus Federal Savings Bank and its subsidiaries. The resulting tax benefit is recorded as a receivable from parent company on the statement of financial condition.

3. FULLY-DISCLOSED CLEARING AGREEMENT

The Company does not have a clearing agreement with any institution. There are no customer accounts currently, as there are no customers.

4. INCOME TAXES

The components of the income tax benefit for 2020 were as follows:

Current	$ 11,533
Deferred	(1,616)
	$ 9,917

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 21% to the loss before income tax benefit) for the year ended December 31, 2020 and the reported income tax benefit is a result of state and city tax expense.

At December 31, 2020, the Company has a deferred tax liability of $6,662, which is related to a change in fair value of investment securities.

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5. RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. In 2020, $22,513 of costs were allocated to the Company by the parent Company as follows:

ASSETS:		
Cash and cash equivalents	$	2,465

OPERATING EXPENSES:		
Communication and data processing	$	2,655
Occupancy		19,858
	$	22,513

The company occupies a portion of the parent company office. The parent company allocates its occupancy costs to the company based on square footage. Future expected allocated occupancy expenses are as follows:

2021	$	16,807
2022		16,807
Total	$	33,614

Occupancy expense was $19,858 in 2020.

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6. FAIR VALUE

A fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of investment securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair Value Measurement at December 31, 2020:

Description	Level 1	Level 2	Level 3
Investment securities:			
Corporate equity securities - financial	$ 39,822	$ -	$ -

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $113,822, which was $108,822 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 18, 2021, which is the date the financial statements were available to be issued.

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ABACUS INTERNATIONAL CAPITAL CORP

Schedule 1:

SCHEDULE OF THE COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE ACT OF 1934 RULE 15C3-1

AS OF DECEMBER 31, 2020

	2020
Total stockholder's equity from statement of financial condition	130,369
Deductions	
Non-allowable assets:	
Excess cash on deposit	1
Prepaid expenses and other assets	10,572
Total Non-allowable assets:	10,573
Net capital before haircuts on securities positions	119,796
Haircuts on securities	(5,973)
Net capital	113,822
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accrued expenses	8,500
Net deferred tax	6,662
Total aggregate indebtedness to net capital	15,162
Percent of aggregate indebtedness to net capital	13.32%
Computation of basic net capital requirement:	
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater	5,000
Net capital	113,822
Excess net capital over minimum requirement	108,822
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	113,822

There were no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part III filing, as of December 31, 2020, filed February 18, 2021. Accordingly, no reconciliation is necessary.

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ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 2:
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3
December 31, 2020

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.

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MSPC
Certified Public
Accountants and Advisors, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Abacus International Capital Corp.:

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of Securities and Exchange Commission Rule 15c3-3, in which (1) Abacus International Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i): (exemption provision and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

Cranford, New Jersey
February 18, 2021

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Abacus International Capital Corp.
Management Statement Regarding Compliance with the Exemption Provisions of Securities and Exchange Commission Rule 15c3-3

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company, to the best of its knowledge and belief, hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, as noted above, without exception, throughout the 2020 calendar year.

I, Jill Sung, swear that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President
February 18, 2021